Exhibit 12.1

Elizabeth Arden, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	2010	2011	2012	2013	2014
(Loss) earnings, as defined:
Net (loss) income attributable to Elizabeth Arden Shareholders	$19,533	$40,989	$57,419	$40,711	$(145,728)
Provision for income taxes	3,293	8,637	16,093	6,940	56,832
Fixed charges, per below	28,617	28,358	29,175	31,823	34,109

Total (loss) earnings (as defined below)	$51,443	$77,984	$102,687	$79,474	$(54,787)

Fixed Charges:
Interest	$20,426	$20,151	$20,512	$22,942	24,644
Rent expense interest factor (1)	6,732	6,877	7,416	7,514	8,285
Amortization of senior note costs and premiums, bank costs and swap termination costs	1,459	1,330	1,247	1,367	1,181

Total fixed charges	$28,617	$28,358	$29,175	$31,823	$34,109

Ratio of earnings to fixed charges (2)	1.80	2.75	3.52	2.50	—

The Company’s consolidated ratios of (loss) earnings to fixed charges were computed by dividing (loss) earnings by fixed charges. For this purpose, earnings are the sum of net (loss) income attributable to Elizabeth Arden Shareholders, taxes, and fixed charges. Fixed charges include interest, amortization of debt costs, discount on premium relating to indebtedness, and one-third of rental expense.

(1)	Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations. Approximately one third of rental expense applies for all periods presented.
(2)	For the fiscal year ended June 30, 2014, earnings were insufficient to cover fixed charges. Additional earnings of approximately $88.9 million were necessary for the fiscal year ended June 30, 2014 to provide a one-to-one coverage ratio.